SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             EPL Technologies, Inc.
                                (Name of Issuer)

                         Common Stock, $ .001 par value
                         (Title of Class of Securities)

                                  268920204000
                                 (CUSIP Number)

                              Ely D. Tendler, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 9, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 12 pages
                        Exhibit Index appears on page 10

                                 SCHEDULE 13D/A

CUSIP No. 268920204000
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        G.M.H., INC. 13-3104199
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW YORK
--------------------------------------------------------------------------------
                               7)   SOLE VOTING POWER
                                    4,670,487.5
        NUMBER              ----------------------------------------------------
        OF                     8)   SHARED VOTING POWER
        SHARES                      0 (See Item 5)
        BENEFICIALLY        ----------------------------------------------------
        OWNED BY               9)   SOLE DISPOSITIVE POWER
        EACH                        4,670,487.5
        REPORTING           ----------------------------------------------------
        PERSON                10)   SHARED DISPOSITIVE POWER
        WITH                        0 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,670,487.5 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  | |
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.17%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 268920204000
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        JOSEPH GIAMANCO
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                               7)   SOLE VOTING POWER
                                    3,527,412.5
        NUMBER              ----------------------------------------------------
        OF                     8)   SHARED VOTING POWER
        SHARES                      4,670,487.5 (See Item 5)
        BENEFICIALLY        ----------------------------------------------------
        OWNED BY               9)   SOLE DISPOSITIVE POWER
        EACH                        3,527,412.5
        REPORTING           ----------------------------------------------------
        PERSON                10)   SHARED DISPOSITIVE POWER
        WITH                        4,670,487.5 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,527,412.5  (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |X|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.70%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 268920204000
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        RONALD J. MENELLO
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                       |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                               7)   SOLE VOTING POWER
                                    20,000
        NUMBER              ----------------------------------------------------
        OF                     8)   SHARED VOTING POWER
        SHARES                      4,670,487.5 (See Item 5)
        BENEFICIALLY        ----------------------------------------------------
        OWNED BY               9)   SOLE DISPOSITIVE POWER
        EACH                        20,000
        REPORTING           ----------------------------------------------------
        PERSON                10)   SHARED DISPOSITIVE POWER
        WITH                        4,670,487.5 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |X|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.06%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 268920204000
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        GARY A. HERMAN
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) SEE ITEM 5
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                      |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                               7)   SOLE VOTING POWER
                                    15,000
        NUMBER              ----------------------------------------------------
        OF                     8)   SHARED VOTING POWER
        SHARES                      4,670,487.5 (See Item 5)
        BENEFICIALLY        ----------------------------------------------------
        OWNED BY               9)   SOLE DISPOSITIVE POWER
        EACH                        15,000
        REPORTING           ----------------------------------------------------
        PERSON                10)   SHARED DISPOSITIVE POWER
        WITH                        4,670,487.5 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,000 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |X|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.05%
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D


Item 1.           Security and Issuer.

                  This Amendment No. 1 (the "Amendment No. 1") amends the
Schedule 13D dated December 16, 1999 (the "Schedule 13D"), filed by G.H.M., Inc. ("G.H.M.") and other Filing Persons named therein relating to the Common Stock, $.001 par value (the "Common Stock"), of EPL Technologies, Inc., a Colorado corporation ("EPL"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

                  The shares of Common Stock reported to be owned by G.H.M., and Joseph Giamanco were acquired in the open market and pursuant to the Subscription Agreements (the "Subscription Agreements") dated December 1, 1999, between G.H.M. and Joseph Giamanco, respectively, and EPL Technologies, Inc., pursuant to the Securities Purchase Agreements (the "Securities Purchase Agreements"), dated December 9, 1999, between G.H.M. and Joseph Giamanco, respectively, and Halifax Fund, L.P., an unaffiliated third party, pursuant to the Securities Conversion Agreements (the "Securities Conversion Agreements"), dated December 9, 1999, between G.H.M. and Joseph Giamanco, respectively, and EPL Technologies, Inc., and pursuant to the Warrant Agreements (the "Warrant Agreements"), dated December 9, 1999, between G.H.M. and Giamanco, respectively, and EPL Technologies, Inc. The shares of Common Stock reported to be owned by Ronald J. Menello and Gary A. Herman were acquired in the open market. The total cost of the reported shares by G.H.M., Joseph Giamanco, Ronald J. Menello and Gary Herman was $2,412,625, $2,853,074, $49,930 and $147,194, respectively. Such costs were funded out of personal funds (and in the case of G.H.M., Inc., working capital), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         Pursuant to the Subscription Agreements, because EPL did not file on or before December 31, 1999 a registration statement with respect to the shares of common stock of EPL purchased by each of G.H.M. and Joseph Giamanco under the Subscription Agreements (including the shares of common stock underlying the warrants issued to G.H.M. and Joseph Giamanco pursuant thereto), each of G.H.M. and Joseph Giamanco were entitled to receive an immediately exercisable warrant to purchase 50,000 additional shares of EPL common stock. In addition, because such a registration statement was not declared effective by the Securities and Exchange Commission (the "SEC") by January 31, 2000, each of G.H.M. and Joseph Giamanco were entitled to receive an additional warrant to purchase 50,000 shares of EPL common stock, plus an additional warrant to purchase 50,000 shares of EPL common stock for each thirty (30) days thereafter during which such registration statement is not declared effective. Accordingly, on March 9, 2000, each of G.H.M. and Joseph Giamanco received a warrant from EPL to purchase 150,000 shares of EPL common stock. On June 9, 2000, because such a registration statement was still not declared effective by the SEC by such date, each of G.H.M. and Joseph

Giamanco received an additional warrant from EPL to purchase 150,000 shares of EPL common stock.

Item 5 of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

                  (a) The Reporting Persons beneficially own an aggregate of 8,232,900 shares of Common Stock, representing approximately 24.97% of the Common Stock outstanding. G.H.M. owns 4,670,487.5 of such shares, representing approximately 14.17% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,300,000 shares at an exercise price of $0.5170 per share. Joseph Giamanco owns 3,527,412.5 of such shares, representing approximately 10.70% of the Common Stock outstanding, which number of shares includes immediately exercisable five-year warrants to purchase 1,300,000 shares at an exercise price of $0.5170 per share. Ronald J. Menello owns 20,000 of such shares, representing approximately .06% of the Common Stock outstanding. Gary A. Herman owns 15,000 of such shares, representing approximately .05% of the Common Stock outstanding.

                  (b) By reason of his position as president and chief executive officer of G.H.M., and his 52% ownership interest in G.H.M., Joseph Giamanco may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M, and his 24% ownership interest in G.H.M., Ronald J. Menello may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. By reason of his position as senior vice president of G.H.M. and his 24% ownership interest in G.H.M., Gary A. Herman may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by G.H.M. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) G.H.M., Inc., disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Ronald J. Menello and Gary A. Herman, (ii) Joseph Giamanco disclaims beneficial ownership of all shares of Common Stock beneficially owned by Ronald
J. Menello, Gary A. Herman, and G.H.M., except to the extent of Mr. Giamanco's actual economic interest in G.H.M., (iii) Ronald J. Menello disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Gary A. Herman and G.H.M., except to the extent of Mr. Menello's actual economic interest in G.H.M., and (iv) Gary A. Herman disclaims beneficial ownership of all shares of Common Stock beneficially owned by Joseph Giamanco, Ronald J. Menello and G.H.M., except to the extent of Mr. Herman's actual economic interest in G.H.M.

                  (c) Except for the transactions reflected in this Amendment No. 1 to Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6 of Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended and restated in its entirety as follows:

         In connection with the Subscription Agreements, Securities Purchase Agreements, Securities Conversion Agreements and Warrant Agreements, each of G.H.M. and Mr. Giamanco have been granted certain registration and other rights as more fully set forth in the forms of such agreements attached hereto as Exhibits.

         In addition, pursuant to the Warrant Agreements, each of G.H.M. and Mr. Giamanco hold immediately exercisable five-year warrants to purchase 1,300,000 shares of EPL Technologies Common Stock at an exercise price of $0.5170 per share, and other rights as more fully set forth in the forms of such agreements attached hereto as Exhibits.

Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended and restated in its entirety as follows:

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.*

Exhibit 2 Subscription Agreement, dated December 1, 1999, between G.H.M., Inc., and EPL Technologies, Inc.*

Exhibit 3 Subscription Agreement, dated December 1, 1999, between Joseph Giamanco and EPL Technologies, Inc.*

Exhibit 4 Letter of Understanding, dated as of December 3, 1999, among EPL Technologies, Inc., G.H.M., Inc., and Joseph Giamanco.*

Exhibit 5 Securities Purchase Agreement, dated December 9, 1999, between G.H.M., Inc., and Halifax Fund, L.P.*

Exhibit 6 Securities Purchase Agreement, dated December 9, 1999, between Joseph Giamanco and Halifax Fund, L.P.*

Exhibit 7 Securities Conversion Agreement, dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.*

Exhibit 8 Securities Conversion Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.*

Exhibit 9 Warrant Agreement, dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.*

Exhibit 10 Warrant Agreement, dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.*

Exhibit 11 Warrant Agreement (for additional warrants), dated December 9, 1999, between G.H.M., Inc., and EPL Technologies, Inc.*

Exhibit 12 Warrant Agreement (for additional warrants), dated December 9, 1999, between Joseph Giamanco and EPL Technologies, Inc.*

Exhibit 13 Warrant Agreement (for additional warrants), dated March 9, 2000, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 14 Warrant Agreement (for additional warrants), dated March 9, 2000, between Joseph Giamanco and EPL Technologies, Inc.

Exhibit 15 Warrant Agreement (for additional warrants), dated June 9, 2000, between G.H.M., Inc., and EPL Technologies, Inc.

Exhibit 16 Warrant Agreement (for additional warrants), dated June 9, 2000, between Joseph Giamanco and EPL Technologies, Inc.


*Exhibit was previously filed.

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 7, 2000

                                            G.H.M., INC.

                                            By: Joseph Giamanco, as President of
                                                G.H.M., Inc.

                                            /s/ Joseph Giamanco
                                            Name: Joseph Giamanco

                                            Joseph Giamanco

                                            /s/ Joseph Giamanco
                                            Name: Joseph Giamanco

                                            Ronald J. Menello

                                            /s/ Ronald J. Menello
                                            Name: Ronald J. Menello

                                            Gary A. Herman

                                            /s/ Gary A. Herman
                                            Name:  Gary A. Herman

                        EXHIBIT INDEX

EXHIBIT                   DESCRIPTION                                PAGE
-------                   -----------                                ----

13 Warrant Agreement (for additional warrants), dated March 9, 2000, between G.H.M., Inc., and EPL Technologies, Inc.

14 Warrant Agreement (for additional warrants), dated March 9, 2000, between Joseph Giamanco and EPL Technologies, Inc.

15 Warrant Agreement (for additional warrants), dated June 9, 2000, between G.H.M., Inc., and
               EPL Technologies, Inc.

16 Warrant Agreement (for additional warrants), dated June 9, 2000, between Joseph Giamanco and EPL Technologies, Inc.

SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS

                  The name and present principal occupation or employment of each of the executive officers and directors of G.H.M., Inc., are set forth below. The principal business address of each of the sole director and the officers of G.H.M., Inc., named below is c/o G.H.M., Inc., 74 Trinity Place, New York, New York 10006.

                                                    G.H.M., Inc.

Name and                        Present Principal
Positions Held                  Occupation or Employment
--------------                  ------------------------

Joseph Giamanco                 President, CEO of G.H.M., Inc.
President, CEO and Director


Ronald J. Menello               Senior Vice President of G.H.M., Inc.


Gary A. Herman                  Senior Vice President of G.H.M., Inc.